McCormick Capital Management, Inc.



May 7, 2008					[GRPHIC OMITTED]

Everything is Wonderful on Wall Street

Dear Shareholders,

Well, perhaps not wonderful, but things are sure a lot better than they were just a few months ago when depressing economic news put the stock market in a tail spin causing prices to decline about 14%. In my last letter, I wrote about how the economy and the stock market need to heal after some significant economic dislocations (the mortgage mess.) We have started that process and the stock market is quick to recognize that from an investor's point of view, the economic problems are manageable. Our Elite Growth & Income Fund is now up slightly for the year at 0.6%. This compares favorably with the S&P index; still down 2.8% and the NASDAQ down 6.3% for the year.

Although things are better, we are not out of the woods with respect to our real estate problems. Falling real estate prices and mortgage defaults will likely continue to accelerate through the summer months. Combine this with the price of oil at $120 a barrel and a very negative presidential campaign - it will be a difficult environment for investors. However, it is our job to look past these negatives and see significant investment opportunities.

Real estate prices should stop declining near year end and those financial institutions related to the housing industry will prove to be terrific investments. We know the presidential race will end in November; it is simply a matter of surviving all those ads! With respect to oil at $120 a barrel, I hope the price stays up there. It is a short term stress on the economy but it is giving us the opportunity to develop alternative energy. Solar power is here, it is now, and it is profitable. I am very excited about some new investments in that area.

Bond Fund/ Interest Rates

We have seen a little more stability in the bond market in recent weeks and this is good. Our bond Income Fund is up 1.75% for the year which would be about a 5% annualized return. We can not make any guarantees how the year will conclude but that is the path we are currently on. This compares favorably with the Morningstar Intermediate Term Bond Index up 1.40% for the year.

Good Time to Call

With tax and IRA seasons over, things around our office have begun to slow down. If you have questions, please call or stop by the office, we would love to spend some time with you.






Warm Regards,					NAV Value as of 5/06/08:

/s/ Dick McCormick				Elite Income Fund - $9.71
						Growth & Income Fund - $18.08
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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